

September 13, 2019

<u>Via E-mail</u>
Joseph C. Papa
Chief Executive Officer and
      Chairman of the Board
Bausch Health Companies Inc.
2150 St. Elzéar Blvd. West
Laval, Québec H7L 4A8, Canada

    Re: Bausch Health Companies Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2018
            Filed February 20, 2019
            File No. 1-14956

Dear Mr. Papa:

    We refer you to our comment letter dated August 8, 2019, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Suzanne Hayes
        Assistant Director
        Division of Corporation Finance